Mail Stop 6010

October 20, 2008

George Chen
Chief Executive Officer and Principal Accounting Officer
Current Technology Corporation
800 West Pender Street, Suite 1430
Vancouver, B.C. Canada V6C2V6

      Re: Current Technology Corporation
             Form 20-F for the fiscal year ended December 31, 2007
             Filed July 11, 2008
             File No. 000-19846

Dear Mr. Chen:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

             Sincerely,

             Brian R. Cascio
             Accounting Branch Chief